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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):      [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                  [ ] Form N-SAR

For Period Ended:  December 29, 2001
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[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              --------------------------------
PART 1 - REGISTRANT INFORMATION

Galey & Lord, Inc.
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Full Name of Registrant

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Former Name if Applicable

980 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)

New York, NY  10018
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City, State and Zip Code

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PART 2 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously discussed, the Company recently retained Houlihan Lokey Howard & Zukin Capital ("Houlihan"). Houlihan is assisting the Company in evaluating its strategic alternatives regarding the potential restructuring of its outstanding debt. On January 24, 2002, the Company amended its Senior Credit Facility to provide for an overadvance of $10 million, none of which has been drawn as of February 12, 2002. The overadvance amendment will expire on February 23, 2002 unless otherwise extended. The Company is in discussions with its senior lenders and its subordinated note holders regarding the Company's financial structure. Given the above facts, the Company is still in the process of preparing its financial and other information for the fiscal quarter ended December 29, 2001, and is unable to complete its Quarterly Report on Form 10-Q for such fiscal quarter without unreasonable effort.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Leonard F. Ferro                 (336)                 665-3049
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     (Name)                           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s).

     [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes  [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Galey & Lord, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    February 12, 2002              By:    /s/ Leonard F. Ferro
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                                               Leonard F. Ferro
                                               Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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GENERAL INSTRUCTIONS:

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                          Financial Results Discussion

The following discussion of the financial results of the Company is preliminary. The Company expects to report sales of approximately $136.4 million for the three months ended December 29, 2001 compared to net sales of approximately $221.7 million for the three months ended December 30, 2000. The $85.3 million decrease in net sales is primarily concentrated in the Galey & Lord Apparel and Swift Denim segments. Galey & Lord Apparel's net sales declined approximately $29.5 millon primarily due to the result of lower fabric sales volume due to the continuing difficult domestic retail environment as well as a reduction in average selling prices and declined approximately $19.0 million due to the discontinuation in September 2001 of the Company's garment making operations (announced as part of the Fiscal 2001 Cost Reduction and Loss Avoidance Initiatives). Swift Denim's net sales decreased approximately $34.6 million primarily due to lower selling prices, a decrease in volume as a result of the reduction in manufacturing capacity resulting from the closure of the Erwin, North Carolina facility in December 2000 (announced as part of the Fiscal 2000 Strategic Initiatives), and a decline in demand at retail. The Company expects to report a net loss of $5.2 million including run-out costs, changes in plant closing accrual estimates, and impairment charges related to the Fiscal 2001 Cost Reduction and Loss Avoidance Initiatives. This would represent a decrease of approximately $5.3 million from the net income of $0.1 million reported for the three months ended December 30, 2000, which includes run-out costs and changes in plant closing accrual estimates related to the Fiscal 2000 Strategic Initiatives. Excluding run-out costs, changes in plant closing accrual estimates, and impairment charges related to the Fiscal 2001 Cost Reduction and Loss Avoidance Initiatives and the Fiscal 2000 Strategic Initiatives, the Company expects to report a loss of approximately $4.2 million, a decline of $5.5 million from the December 30, 2000 net income of $1.3 million.